March 23, 2009
Mr. Kevin L. Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-5549

RE:	Rochester Medical Corporation
Form 10–K for the Year Ended September 30, 2008
Form 10–Q for the Quarter Ended December 31, 2008
Form 8–K dated February 2, 2009
File No. 000–18933
Dear Mr. Vaughn:
     This letter contains the responses of Rochester Medical Corporation, a Minnesota corporation (the “Company”), to the comments received by letter, dated March 9, 2009 (the “SEC Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) related to the above–referenced filings. For ease of reference, the Company has set forth below the numbered comments of the SEC Letter, followed by the Company’s response.
Form 10–K for the Year Ended September 30, 2008
Item 1. Business
Extended Care Products, page 3
1.	Although we note from your disclosure on page 6 that the results of a clinical study concluded that nitrofurazone–impregnated catheters reduced the incidence of catheter–associated bacteriuria and funguria in a trauma setting, please disclose whether you have conducted trials or have data which shows the effectiveness of your nitrofurazone–impregnated catheters on an extended care basis. Please also disclose whether there are any user–associated risks from nitrofurazone–impregnated catheters such as developing resistant strains of bacteria or fostering the overgrowth of non–susceptible organisms. Please discuss in more detail how impregnating your catheter with this agent provides you with advantages or disadvantages as compared to similar products offered by your competitors.
     Although we have data from an extensive survey conducted in Spain from November 2003 to October 2004 on Foley catheters in chronically catheterized patients in an acute care setting (i.e., within a hospital environment) that showed positive results for the use of nitrofurazone–impregnated catheters on a longer term basis (approximately 30–45 days of use), we have not conducted clinical trials in the extended care setting (i.e., for personal, at–home use) and do not make clinical claims for our antibacterial intermittent catheters used in that setting.
     The antibacterial properties of nitrofurazone are well known. All topical antibacterial compounds (including nitrofurazone) and all systemic antibiotics, however, have some inherent risk of allowing development of resistant organisms and allowing overgrowth of organisms which are inherently resistant to the particular compound. Two of the reasons we selected nitrofurazone for use in our catheters are that: (1) no known significant resistance to the compound has yet developed in over 50 years of use by the medical community; and (2) it has been found to be effective against a very broad spectrum of pathogens that can cause urinary tract infections.
     Our patent rights provide us exclusive rights to use nitrofurazone as an antibacterial compound for catheters. Using our patented technology, nitrofurazone is incorporated into the structure of our catheter, and a controlled dosage of the antimicrobial compound is eluted from the catheter into the urethral tract. Unlike competitive catheters, in vitro tests show our antibacterial Foley catheter to be effective against a broad range of pathogens including a number of multi-drug resistant pathogens. Our Foley catheter is the only catheter currently on the market which the FDA allows the manufacturer to indicate on the packaging that it reduces the incidence of Catheter Associated Urinary Tract Infection. It is also the only non–latex Foley catheter shown to be effective against Catheter Associated Urinary Tract Infections. We believe these to be competitive advantages of our antibacterial catheters. In future filings, we will expand our discussion of this topic.
Marketing and Sales, page 5
2.	We note your disclosure in Note 9 to your financial statements that two customers each accounted for more than 10% of your net sales in the fiscal years ended September 30, 2008 and 2007. In your future filings, please disclose the name of any customer and its relationship, if any, with you or any of your subsidiaries if sales to the customer are made in an aggregate amount equal to 10 percent or more of your net sales and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Refer to Item 101(c)(1)(vii) of Regulation S–K.
     In future filings, we will disclose the name of any customer and its relationship, if any, with us or any of our subsidiaries if sales to such customer are made in an aggregate amount equal to 10% or more of our net sales and the loss of such customer would have a material adverse effect on us taken as a whole.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Overview, page 22
3.	We note from your disclosure that you break down your sales into two categories, “private label sales” and “branded sales,” and within those categories you further classify your sales into the subcategories “base products” and “advanced products.” We also note your disclosure that you are focusing your efforts on increasing the portion of your sales represented by branded sales. In your future filings, please expand your “Overview” disclosure to provide more discussion and analysis of how the increases or decreases in sales among the identified categories and subcategories affect your gross margins. For example, please clarify which of these categories and subcategories are considered higher or lower margin products and how the sales trends among these categories and subcategories are affecting your operating results and financial condition.
     In future filings, we will expand our “Overview” disclosure to provide more discussion and analysis regarding how increases or decreases in sales among the identified categories and subcategories affect our gross margins and how the sales trends among these categories and subcategories are affecting our operating results and financial condition.
Fiscal Year Ended September 30, 2008 Compared to Fiscal Year Ended September 30, 2007, page 27
4.	You disclose on page 28 that your effective tax rate was (320%) due to tax adjustments and credits known after the tax return filing. We further note on page 54 that you reconcile your statutory federal income tax rate to your effective federal income tax rate. With a view towards disclosure, please tell us and revise your future filings to disclose the nature of the material items that impacted your statutory federal income tax rate for fiscal 2008. For instance, please explain why you adjusted your statutory federal income tax rate by 109% related to rate adjustments on your deferred taxes and by 70% related to DPAD. Please also explain what tax adjustments and credits were known after your tax return filing that would impact your effective tax rate of (320%).
     In future filings we will more clearly disclose the nature of material items that impact our statutory federal income tax rate. With respect to fiscal 2008, the nature of the material items impacting our statutory federal income tax rate, particularly the rate adjustments on deferred taxes and the domestic production activity deduction (“DPAD”) provided by Section 199 of the Internal Revenue Code, are discussed below.

     There are two main factors contributing to the (109%) rate adjustment on deferred taxes.
     (1) At the time the fiscal 2007 provision was prepared, the statutory federal rate used by the Company to compute income tax was 35%. Under U.S. federal tax law, enterprises are subject to graduated tax rates on their taxable income (currently ranging from 15% to 38%). However, if taxable income exceeds a specified amount, all taxable income is taxed at a single flat tax rate (currently 35%). At the time the fiscal 2007 provision was prepared, the Company anticipated that graduated tax rates would not be a significant factor and the 35% rate was used in the calculation of the provision. However, per the fiscal 2007 tax return filed, the actual current federal rate was 34%, due to the adjustments for the domestic production activity deduction, extra-territorial income inclusion, stock option exercises, depreciation and a few miscellaneous accruals. The total amount of adjustment was approximately ($116,000), which is about (64%).
     (2) There is an adjustment to deferred taxes due to changes to fiscal 2007 inter–company deferred profit, nonqualified stock options and amortization on the fiscal 2008 provision as a result of retroactive changes. The total amount of adjustment was approximately ($43,000), which is about (24%).
     Besides the two main factors above, there is approximately ($38,000) of adjustments to miscellaneous accruals, which is about (21%). The combined tax effected decrease adjustment is approximately ($197,000), which is (109%) of net income before income taxes, and is disclosed as rate adjustments on deferred taxes.
     With respect to the (70%) adjustment related to DPAD, historically DPAD did not apply to the Company due to the existence of significant net operating losses or zero taxable income. Fiscal 2007 taxable income included some unusual items, such as significant lawsuit settlements and a higher volume of stock option exercises, but at the time the fiscal 2007 provision was prepared, the Company was unable to conclude whether it would be entitled to a DPAD as the determination was dependent on many factors requiring additional information, analysis, and research to determine the impact of unusual items on the DPAD calculation. Ultimately, a complete Section 199 study was prepared in connection with the fiscal 2007 tax return preparation. The study resulted in an additional deduction of approximately $370,000 on the tax return. The tax effected amount of the adjustment was approximately ($126,000), which is (70%) of net income before income taxes, and is disclosed as DPAD adjustment. This amount should have been bracketed, which will be clarified in future filings.
     There are two adjustments and credits where a change to the amount estimated at the time of the preparation of the fiscal 2007 provision impacted the fiscal 2008 income tax provision calculation. The first is the DPAD, discussed above. The second adjustment relates to a change in estimate regarding the amount of R&D credit the Company was entitled to for fiscal 2007.
     The calculation of the amount of R&D credit to which the Company is entitled is an inherently complex calculation and there are many factors which influence the amount of R&D credit. Because the Company had a history of losses, the analysis relative to base period and qualifying expenditures with regard to R&D credits had not historically been completed as it was not relevant to the calculation of the tax. Accordingly, we estimated R&D credit for fiscal 2007 to be $10,000, which is about the same amount per the fiscal 2006 tax return. This amount is reflected in the fiscal 2007 provision rate reconciliation. In addition, the Company had about $316,000 of R&D credit carryovers from fiscal 2006. We included this amount in the fiscal 2007 provision as deferred tax assets. When non–recurring items created taxable income in fiscal 2007, a multi–year study was undertaken by the Company to analyze, document, and interview relevant personnel to determine the R&D credits for years ended September 30, 1995 through September 30, 2007. This resulted in approximately $670,000 of actual R&D credit on the tax return. The true–up combined with current year R&D benefit of approximately ($559,000) is (310%) of net income before income taxes, and is disclosed as an R&D credit adjustment. Additionally, a FIN48 reserve related to R&D credits was recorded and is separately disclosed and is approximately 129% of net income before income taxes.
Item 7A. Quantitative and Qualitative Market Disclosures About Market Risk, page 34
5.	We note your disclosures related to your interest rate risk for cash and investments in marketable securities. We further note your disclosures related to your revenues being denominated in currencies other than the U.S. dollar. Please explain to us if you believe that fluctuations in interest rates related to your investment portfolio would materially impact your results of operations and if the fluctuations in foreign currency exchange rates related to your revenues being denominated in other currencies other than the U.S. dollar would materially impact your results of operations. If material, please revise your future filings to include quantitative disclosures in one of the three disclosure alternatives specified in item 305(a) of Regulation S –K.
     Our investment portfolio at September 30, 2008 primarily consisted of U.S. treasury bills, and a smaller amount invested in mutual funds.  Despite recent fluctuations in the credit markets impacting current market value of those securities, we have the intent and ability to hold these investments long enough to avoid realizing any significant losses.  As of September 30, 2008, we do not believe we had yet experienced any material impact to our results of operations resulting from fluctuations in interest rates with respect to our investment portfolio.  We believe it is possible, however, that fluctuations in interest rates could have a material impact, although more likely to our net income rather than to our operations or cash flow. We believe that fluctuations in foreign currency exchange rates could materially impact our operations as the portion of our revenues denominated in currencies other than the U.S. dollar increase or changes in the foreign currency exchange rates to U.S. dollar change.  In future filings, we will include the quantitative disclosures in the manner specified in Item 305(a) of Regulation S–K, if the impact of such fluctuations would be material.
Note 2. Summary of Significant Accounting Policies, page 43
Marketable Securities, page 43
6.	Please revise this note in future filings to include all of the disclosures outlined in paragraphs 19 and 20 of SFAS 115 related to your outstanding marketable securities portfolio as September 30, 2008 and 2007. In this regard, please note that the disclosures should be presented by each major security type as of each date for which a statement of financial position is presented.
     In future filings, we will include all of the disclosures outlined in paragraphs 19 and 20 of SFAS 115 related to our outstanding marketable securities portfolio as of each date for which a statement of financial position is presented.
Goodwill and Other Intangible Assets, page 44
7.	With respect to your annual goodwill impairment evaluation, please revise future filings to address the following:
•	Disclose in more detail how you test the goodwill for impairment, including a description of the two–step impairment analysis required by SFAS 142.

•	Clearly disclose when you perform your annual impairment test. In this regard, we note your disclosure on page 25 that goodwill is tested for impairment “annually on the anniversary date of the acquisition.” It appears that this policy is based on the fact that you have had only one acquisition resulting in goodwill, but it is not clear how any future business combinations could impact your annual impairment testing date. With a view towards more concise disclosure, revise future filings to state, if true, that you perform your goodwill impairment testing in June of each year.
     In future filings, we will disclose in more detail how we test goodwill for impairment, including a description of the two–step impairment analysis required by SFAS 142, and will clearly disclose when we perform our annual impairment test.

Revenue Recognition, page 45
8.	We note that you recognize revenue for non–group purchase organizations related sales upon shipment to the customer. We further note that you recognize revenue for group purchase organizations upon delivery to the customer. Please tell us and revise this note in future filings to clearly disclose how you meet the revenue recognition criteria outlined in SAB Topic 13 to recognize revenue upon shipment to your customers for non–group purchase organizations related sales or upon delivery to your customers for group purchase organizations related sales. Within your discussion, please provide a summary of the significant terms of the sales related to each of your non–group and group purchase organizations such as rights of returns, nature of consideration given, etc.
     We have standard terms with all non–Group Purchase Organization customers of FOB shipping point. As such, sales are recognized upon shipment. Group Purchase Organization customers have terms of FOB destination per the agreement and thus sales are recognized upon delivery of goods to the customer. Revenue is recognized when title and risk of ownership have passed, the price to the buyer is fixed and determinable and recoverability is reasonably assured. For all Group Purchase Organization customer orders shipped within the last five working days of a quarter, we monitor the shipping tracking number for such shipments to verify receipt by the customer.  If we are able to verify receipt by the customer by the end of the month, the sale is recognized.  Payment terms for all customers range from prepayment to 60 days.  Customers cannot return unsold products unless we have authorized such return for warranty claims.  We offer customary product warranties. In future filings, we will disclose how we meet the revenue recognition criteria outlined in SAB Topic 13 to recognize revenue as described above.
9.	Further to the above, we note on pages 3, 5, 9, and 12 that you contract with distributors in certain markets. Please revise this note in your future filings to explain the nature and significant terms of these arrangements with these distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your manufacturer representatives and if so, tell us how you account for price concessions.
     In future filings, we will explain the nature and significant terms of the arrangements with our distributors, including post–shipment obligations and acceptance provisions, if any, that exist, and our accounting treatment of such obligations or acceptance provisions. In future filings, we will also disclose if we grant price concessions to our manufacturer representatives and, if so, how we account for such concessions. Typically, our contract terms do not provide for post–shipment obligations, acceptance provisions or price concessions.

10.	You state that you receive amounts for upfront license fees under multiple–element supply and distribution arrangements. Please revise future filings to describe the nature of any such arrangements existing at September 30, 2008.
     In future filings, we will describe the nature of multiple–element supply and distribution arrangements, if any, existing as of the reported date.
Item 9A. Controls and Procedures, page 59
11.	We note your statement that your chief executive officer and your chief financial officer “have concluded that, as of the end of the period covered by this report, [your] disclosure controls and procedures are adequately designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please clarify for us the conclusion reached by your certifying officers and revise this disclosure in future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls arid procedures.

12.	Further to the above, the language that appears after your conclusion appears superfluous since disclosure controls and procedures are defined in Rule I3a-15(e) of the Exchange Act. If you elect to continue to include language after your conclusion, revise in future filings to provide the entire two-part definition of disclosure controls and procedures included in Rule 13a-15(e) of the Exchange Act.
     As of September 30, 2008 (the Evaluation Date), we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a–15(e) of the Securities Exchange Act of 1934, as amended (the 1934 Act)). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
     In future filings, we will include a statement (in the format provided in the immediately preceding paragraph) addressing our officer’s conclusions regarding the effectiveness of our controls and procedures. We will also ensure that our officer’s conclusions address the entire two–sentence definition of “disclosure controls and procedures” set forth in Rule 13a–15(e).
Item 11. Executive Compensation, page 60
13.	We note from your discussion on pages 17 and 18 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htrn. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
     We have reviewed Instruction 4 to Item 402(b) of Regulation S–K in light of the Staff’s answer to Question 118.04 of the Regulation S–K Compliance and Disclosure Interpretations. In future filings, we will disclose in the Compensation Discussion and Analysis the specific targets that were required to be achieved in order for our named executive officers to earn their respective annual cash incentive payments, as applicable. If we deem it appropriate to omit any specific targets or performance objectives, we will provide appropriate disclosure pursuant to Instruction 4 to Item 402(b).
14.	In your future filings, as applicable, please clearly explain how the percentage bonus earned by or paid to your named executive officers relate to the percentages at which the applicable goals were achieved. For example, in future filings, please explain how the achievement of goals at percentages of 95.1 % and 23.7% resulted in the 26.72% bonus earned for your chief executive officer.
     In future filings, we will explain how the percentage bonus earned by our named executive officers relates to the percentages at which the applicable goals were achieved.
15.	In your applicable future filings, in addition to listing the factors considered in determining the number of options to award to your named executive officers, please include a more detailed and specific discussion regarding how those factors relate to the number of options actually awarded to each named executive officer.

     In future filings, we will include a more detailed and specific discussion regarding how the factors we consider in determining the number of options to award to our named executive officers relate to the number of options actually awarded to such officers.
Form 10-Q for the quarter ended December 31, 2008
Item 1. Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements, page 4
Note D. Marketable Securities, page 6
16.	We do not see where you have adopted SFAS 157 related to your financial assets and financial liabilities. Paragraph 36 of SFAS 157 requires that you should adopt this standard for financial assets and financial liabilities for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, which in your case would be on October 1, 2008. Please tell us and revise your future filings to provide the impact that the adoption of SFAS 157 had upon your consolidated financial statements. Within your explanation, please provide the disclosures outlined in paragraphs 32-35 of SFAS 157, as applicable.
     We have adopted SFAS 157 and have determined that our adoption of SFAS 157 had no material impact on our consolidated financial statements during our quarter ended December 31, 2008. In future filings, we will provide the disclosure outlined in paragraphs 32–35 of SFAS 157, which would have read as follows in our most recent periodic report:

Fair Value Measurements at December 30, 2008 using:
	Total Carrying		Significant other	Significant
	Value at	Quoted Prices in	Observable	Unobservable
	December 30,	Active Markets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Available–for–Sale Securities	$25,487,000	$25,487,000	—	—
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations page 9
17.	In light of the current market conditions and your significant investment portfolio at December 31, 2008, please expand your discussion and analysis in future filings to provide your investors with information necessary for an understanding of your financial condition related to these investments. Refer to Item 303(a) of Regulation S-K. For example, please identify the specific nature of your marketable securities, indicate what factors may affect the value of those securities, the sensitivity of the value of the securities to those factors, and disclose any material risks.

     In future filings, we will expand our discussion and analysis to include information necessary to understand our financial condition related to our investment portfolio, including describing the nature of our marketable securities, indicating what factors may affect the value of those securities, describing the sensitivity of the value of those securities to such factors and disclosing any material risks.
Form 8-K Filed on February 2, 2009
18.	We note your disclosures related to the change in your sales on a constant currency basis, which appears to be a non-GAAP measure. Please revise your future filings to provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure. Refer to the guidance in Item 100(a)(2) of Regulation G.
     Any future filings that report our sales on a constant currency basis will include a reconciliation of this non–GAAP measure to its most directly comparable GAAP measure.
     In addition, the Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning our responses, please feel free to contact me by telephone at (507) 533–9607, by email at djonas@rocm.com or by fax at (507) 533–9725.
Sincerely,
/s/ David A. Jonas
David A. Jonas Chief Financial Officer
Rochester Medical Corporation